Kovack International Securities, Inc.

Exemption Report Under SEC Rule 17a-5(d)(4)

For the Period Ended December 31, 2015

Rule 17a-5(d)(4)(i) - Statement identifying the provisions in SEC Rule 15c3-3(k) under which Kovack International Securities, Inc. claimed exemption from SEC Rule 15c3-3.

Kovack International Securities, Inc. ("KIS") is approved by FINRA to operate pursuant to paragraph (a)(2)(iv) of SEC Rule 15c3-1 (the Net Capital Rule) and pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 (the Customer Protection Rule) clearing all transactions on a fully disclosed basis. KIS does not hold customer funds or securities, nor does it receive funds from customers.

Rule 17a-5(d)(4)(ii) - Statement regarding the broker-dealer's compliance with exemptions.

During the most recent fiscal year (January 1, 2015 through December 31, 2015) KIS met the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) without exception.

These statements are made to the best knowledge and belief of the undersigned principal of KIS.

Brian Kovack	2/24/16
Brian J. Kovack, President	Date